Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

CERTIFICATE OF INCORPORATION

OF

CSS INDUSTRIES, INC.

(Pursuant to Section 242)

CSS Industries, Inc. (the “Corporation”), a corporation duly organized and existing under the General Corporation Law of the State of Delaware, hereby certifies as follows:

FIRST: The Certificate of Incorporation of the Corporation was filed in the Office of the Secretary of State of Delaware and recorded in the office of the Recorder of New Castle County, Delaware, on November 5, 1923. Amendments thereto and Certificates of Stock Designation have been subsequently filed and recorded in such offices. A Restated Certificate of Incorporation of the Corporation was filed in the office of the Secretary of State of Delaware on December 5, 1990 and thereafter recorded in the office of the Recorder of New Castle County, Delaware.

SECOND: The Board of Directors of the Corporation, at a meeting duly called and held, adopted resolutions proposing and declaring advisable and in the best interests of the Corporation amendments to the Restated Certificate of Incorporation of the Corporation so that subparagraphs (1) and (3) of Article FOURTH shall read as follows:

“FOURTH: (1) The total number of shares which the Corporation shall be authorized to issue is 21,029,036. Of such shares, 1,029,036 shall be Preferred Stock and 20,000,000 shall be Common stock, which shall have a par value of $.10 per share.

(3) Common Stock. The 20,000,000 shares of Common Stock shall have a par value of $.10 per share, shall be entitled to one vote for each share, and shall be subject to the preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of the Preferred Stock as shall be stated and expressed by the resolutions or resolutions providing for the issuance of such Preferred Stock, as may be adopted by the Board of Directors in accordance with subparagraph 2 hereof.”

THIRD: The amendments to the Restated Certificate of Incorporation were duly authorized by the stockholders of the Corporation at the Annual Meeting of Stockholders held on May 5, 1992, at which meeting the requisite number of votes required by the Delaware General Corporation Law were cast in favor of the amendments.

FOURTH: The capital of the Company shall not be reduced under or by reason of this Certificate of Amendment.

IN WITNESS WHEREOF, CSS Industries, Inc. has caused its corporate seal to be hereunto affixed and this Certificate of Amendment to be signed by its Chairman of the Board and attested by its Secretary this 5th day of May, 1992.

[Corporate Seal]	By:	/s/ Jack Farber

Jack Farber, Chairman of the Board

Attest:	By:	/s/ Stephen V. Dubin

Stephen V. Dubin, Secretary